DYNAMOTIVE ENERGY SYSTEMS CORPORATION

DYNAMOTIVE

Angus Corporate Center
230 – 1700 West 75th Ave
Vancouver BC
Canada V6P 6G2

877.863.2268 – Toll Free
604.267.6000 – Telephone
604.267.6005 – Facsimile
www.dynamotive.com

October 7, 2005

Mr. William Choi
Branch Chief
United States Securities and Exchange Commission
Washington, DC, USA, 20549

Re: Dynamotive Energy Systems Corporation
Form 20-F for the fiscal year ended December 31, 2004
File No. 000-27524

Dear Mr. Choi:

The company, DynaMotive Energy Systems Corporation, acknowledges the following:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further to your letter to me of September 26, 2005, we respond to your questions in the order presented as follows:

1. Consolidated Statements of Cash Flows, Page 58 – Detail activities of Property, Plant and Equipment between December 31, 2003 compared to the balance as of December 31, 2004.

Please find the attached schedules that show all activities during the period.

2. Foreign Currency Translation, Page 61 – Translation methodology

The wording on the Foreign Currency Translation of Significant Accounting Policies should be read as "Exchange gains or losses arising on the **transaction** (not "translation") or settlement of foreign currency denominated monetary items are included in the determination of net income."

It is submitted that use of incorrect term is not material to disclosure of the gain/loss and hence submit that it should only be amended in our future financial statements and filings.

3. Note 4 – Border Biofuels Ltd., Page 68 – Discontinued operations

In 2002, Border Biofuels Ltd (BBL) was placed into liquidation. Upon deconsolidating assets and liabilities of BBL, the gain on the disposal of BBL of $613,036 (Cdn$962,589) was derived from the excess of total liabilities of $4,911,978 (Cdn$7,712,788) over total assets of $4,298,942 (Cdn$6,750,199) which excess was not payable on the wind-up hence is recorded as a gain. Please see the attached Schedule Q3-1 for detailed calculation. The exchange gain of Cdn$884,320 arose on the conversion of Sterling Pound to Canadian as the functional currency. The exchange difference was recorded in the Income Statement.

The net loss from discontinued operations in 2003 represented the value of warrants issued to a Dynamotive executive for his services upon orderly resolution of the closure of BBL. The fair value of the warrants was $63,031 (Cdn$88,306).

4. Note 9 – Convertible Debenture, Page 71 – Disclosure on the convertible debenture

The conversion terms provide that the debenture was convertible (it was recently converted) into common shares based on trailing average market price at time of conversion (subject to a minimum price of $0.40 and a maximum price of $0.60). In addition, for each common share issued upon conversion, the debenture holder will receive ½ warrant exerciseable at a price which is 5% above the current market price. This conversion feature and these warrants are the basis for the calculations as described in number 5. below using the Black Scholes option pricing model.

We will provide expanded disclosure of this conversion and the related warrant issuance in our future financial statements and filings.

5. Note 9 – Convertible Debenture, Page 71 – Fair value of convertible debenture

The fair value of the warrants to be issued in connection with the Cdn$1,000,000 convertible debenture should be approximately US$0.16 ($81,958 / 500,000) per warrant which is close to the fair value of US$0.22 of the 312,500 warrants issued in connection with the Cdn$1,000,000 long-term loan. The $522,550 related to the convertible debenture was allocated to the conversion feature ($440,592) and warrants ($81,958). Please see the attached Schedule Q5-1 for reference.

We will provide this breakdown between the conversion feature and warrants in our future financial statements and filings.

6. Note 11 – Share Capital, Page 74 – Escrow agreement

- **The transaction, service or agreement giving rise to the original escrow agreement and the date:**

In December 1995, the Company placed in escrow 1,232,000 shares, issued for nominal consideration, to be released from such escrow agreement as the Company achieves certain milestones. The escrow restrictions provide that these shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent, or Escrow Holders, make any transfer or record any trading in these shares without approval of the Company. The escrow agreement further provides that, subsequent to an initial public offering, and subject to the approval of certain regulatory authorities, the shares may then be released from escrow at the rate of one share for every $0.17 of "cash flow" as defined in the agreement, generated by the Company and confirmed in the Company's audited financial statements. The purpose of this escrow agreement, in part, is to encourage the holders thereof to act in the best interests of the Company, and in the event that the Company should become successful, in part due to the efforts of the holders of these shares, they will be entitled to maintain their ownership of these shares, and to obtain regular pro-rata releases. In the event that any shares are not released within ten years from the date the Common Shares of the Company were first quoted for trading on NASDAQ, the shares shall be surrendered for termination. Notwithstanding, in the event that there shall occur a major reorganization of the Company, as required by certain regulatory agencies or self-regulatory organizations, the agreement may terminate sooner than the ten year maximum term as set forth herein.

During the third quarter of 1999, as per a resolution approved by the Board, 676,000 previously escrowed performance shares which had been issued to current employees, directors and consultants were cancelled and re-issued to adopt the release provisions of the Company's Stock Appreciation Rights Plan (please see paragraph below for details of the release provisions).

- **<u>The conditions for release of the shares escrowed and the length of each escrow agreement:</u>**

  556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

  Since the last release in 2002, 225,334 common shares remain in escrow from a total of 676,000 common shares originally put in escrow in 1998. These common shares are to be released from escrow as follows: 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period, which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period, which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period. This final milestone has not occurred and therefore these 225,334 shares remain in escrow.

  The escrow agreement expires in March 2006 and shares not released by then will be cancelled.

  As the escrow shares amount to less than 0.3% of our outstanding shares, we propose to prospectively provide expanded disclosure of the escrow terms in our future financial statements and filings.

- **<u>Accounting policy for escrowed shares including their impact on earnings per share:</u>**

  Under Canadian GAAP, shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow. These shares are excluded from the weighted average shares calculation. Escrowed shares represent under 0.3% of outstanding shares and including them in the calculation would have made no significant difference to the disclosed loss per share.

  Due to the fact that the Company has been in a loss position, there was no dilutive effect on earnings per share from the existing accounting policy. We will disclose any such impact in the future financial statements and filings.

7. <u>Note 17 – Government Assistance, Page 88</u> – [a] Technology Partnerships Canada

   As disclosed in Note 17, the Company's agreement with Technology Partnership Canada ("TPC") calls for the Company to repay up to C$16 million. This is to be paid at the rate of 2.5% of Company sales. Given that the Company's business model is primarily as a developer and licensor of technology, and that our estimated royalty rate is in the 10% range, we will have to achieve

C$4,000,000,000 of end sales (x 10% = C$400,000,000 royalties to the Company x 2.5% = C$16,000,000 payable to TPC). As we are only now completing our first commercial plant and have not yet had any meaningful amount of sales we do not have sufficient confidence in our sales outlook to believe that booking this government sponsorship as a liability is meaningful. It is in substance a royalty arrangement with a cap rather than a liability.

We will review this issue on a regular basis and at such time that we determine we have a high probability of commercial viability, we will at that time again consider the need to record a liability on our balance sheet related to the TPC obligation and to update our disclosure accordingly.

8. Note 20 – Reconciliation of GAAP, Page 91 – Stock appreciation rights and performance-based stock options as variable compensation under APB 25

The wording on the Note 20 – Reconciliation of GAAP should be read as " The Company uses the best estimates of number of SAR's to be exercised (or forfeited) to record the compensation relating to variable plans".

For a variable award plan, such as SAR's, the Company will follow FIN 28. (Per the accounting policy, the Company uses APB 25 and related interpretation, which will include FIN 28.) In accordance with FIN 28, compensation expense should be accrued and expensed over the period or periods the employee performs the related service. However, FIN 28 also states that for the purpose of applying APB 25 (paragraph 5 of FIN 28), the entity should presume that the employees will elect to exercise the SAR's unless based on past experience the entity estimates the number of forfeitures (the flip side of number of SAR's exercised), "...shall be measured according to the terms the employee is most likely to elect based on the facts available each period.").

This will be amended in our future financial statements and filings.

9. Note 20 – Reconciliation of GAAP, Page 91 – GAAP reconciliation to disclose

There were no differences on the consolidated assets and liabilities between Canadian GAAP and US GAAP.

The company was in a loss position and therefore there were no tax effects of adjustments to Canadian GAAP.

I trust that the above is sufficient information for your purposes, but if you have any questions or would like additional information, please contact me.

Yours truly,

Brian A. Richardson
CFO, Dynamotive Energy Systems Corporation
Direct phone: 1-604-267-6004

encl.

Schedule Q1-1

DynaMotive Energy Systems Corp.

Consolidated - Capital Assets and Patents Additions

As of December 31, 2004

Date	Description	DESC Cdn $	DEL Cdn $	DMUS Cdn $	WLBCLP Cdn $	Total Cdn $	Exchange Rate	Consolidated Total US$
31-Dec-04	Ending balances - capital assets	1,428,442	11,904	651	13,202,326	14,643,323	1.2048	12,154,153
31-Dec-04	Ending balances - patents	316,596				316,596	1.2048	262,779
	Add: Amortization Q1-Q4/04	151,677	18,482	236	0	170,395	1.3016	130,912
	Add: Disposal (Cost less Accum Amort)	10,631	0	0	0	10,631	1.3016	8,168
1-Jan-04	Less: Beginning balances - capital assets	(1,339,479)	(29,207)	(887)	(1,599,491)	(2,969,064)	1.2946	(2,293,422)
1-Jan-04	Less: Beginning balances - patents	(317,746)				(317,746)	1.2946	(245,439)
	Less: Cash additions during the year - patents	(26,018)				(26,018)	1.3016	(19,989)
	Less: Cash additions - capital assets	(164,539)			(11,219,544)	(11,384,083)	1.3016	(8,746,223)
	Less: Non-cash additions - capital assets	(59,563)			(383,291)	(442,854)	1.3016	(340,238)
	Exchange difference	(1)	(1,179)		0	(1,180)		(910,701)
	TOTAL	0	0	0	0	0		(0)

Purchase of property, plant and equipment (net of government grants)

	US$
Cash additions - capital assets (as above)	**8,746,223**
Less: Non-cash additions - Turbine Leasing	**(2,941,567)**
Cash used - Purchase of property, plant and equipment	**5,804,656**

Schedule Q1-2

DynaMotive Energy Systems Corporation

Capital Assets Schedule as at Dec 31, 2004

		PFW A/C	Dept.	COST 31-Dec-03	COST Current YTD Additions	COST Disposals	COST 31-Dec-04		ACCUMULATED AMORTIZATION 31-Dec-03	ACCUMULATED AMORTIZATION Current Amortization 12	ACCUMULATED AMORTIZATION Disposals	ACCUMULATED AMORTIZATION 31-Dec-04	NET BOOK VALUE 31-Dec-04	NET BOOK VALUE 31-Dec-03
Furniture & Fixture		1800-100	Admin	99,690.75		(24,126.25)	75,564.50	20%	75,799.29	2,365.67	(13,495.26)	64,669.70	10,894.80	23,891.46
Furniture & Fixture		1800-600	BioOil	97,287.14		-	97,287.14	20%	66,135.11	6,230.41	0.00	72,365.51	24,921.63	31,152.03
		Total Furniture & Fixtures		196,977.89	-	(24,126.25)	172,851.64		141,934.40	8,596.07	(13,495.26)	137,035.21	35,816.43	55,043.49
Office Equipment - Office		1805-100	Admin	19,264.29	1,912.96	-	21,177.25	20%	9,681.90	2,107.77	0.00	11,789.67	9,387.58	9,582.39
Office Equipment - Office		1805-200	Canopco	6,750.00		-	6,750.00	20%	3,639.60	622.08	0.00	4,261.68	2,488.32	3,110.40
		Total Office Equipment		26,014.29	1,912.96	-	27,927.25		13,321.50	2,729.85	0.00	16,051.35	11,875.90	12,692.79
Computer Hardware - Office		1810-100	Admin	191,816.60	73,515.95		265,332.55	30%	149,181.45	23,817.94	0.00	172,999.39	92,333.16	42,635.15
Computer Hardware - Investor Relation		1810-150	IR	1,845.71		-	1,845.71	30%	1,307.60	161.43	0.00	1,469.03	376.68	538.11
Computer Hardware-BioOil		1810-600	BioOil	106,419.31		-	106,419.31	30%	97,537.65	2,664.50	0.00	100,202.15	6,217.16	8,881.66
		Total Computer Hardware		300,081.62	73,515.95	-	373,597.57		248,026.70	26,643.87	0.00	274,670.57	98,927.00	52,054.92
Computer Software - Office		1815-100	Admin	48,387.46	14,986.58	-	63,374.04	100%	48,387.46	7,493.29	0.00	55,880.75	7,493.29	0.00
Computer Software - Canopco		1815-200	Canopco	309.23		-	309.23	100%	309.23	0.00	0.00	309.23	0.00	0.00
Computer Software - R&D		1815-600	BioOil	37,189.92		-	37,189.92	100%	37,189.92	0.00	0.00	37,189.92	0.00	0.00
		Total Computer Software		85,886.61	14,986.58	-	100,873.19		85,886.61	7,493.29	0.00	93,379.90	7,493.29	0.00
Equipment		1850-000	Other	-			-	20%	0.00	0.00	0.00	0.00	0.00	0.00
Equipment-Wire Die CL	PC#1863	1850-000	Other	-			-	20%	0.00	0.00	0.00	0.00	0.00	0.00
Equipment		1850-600	BioOil	-			-	20%	0.00	0.00	0.00	0.00	0.00	0.00
Pilot Plant-2TPD	PC#1854	1860-600	BioOil				-	20%	0.00	0.00	0.00	0.00	0.00	0.00
Pilot Plant-10TPD	PC#1862	1860-600	BioOil	780,662.58			780,662.58	20%	420,662.58	72,000.00	0.00	492,662.58	288,000.00	360,000.00
Pilot Plant-50TPD	PC#1864	1860-600	BioOil				-	20%	0.00	0.00	0.00	0.00	0.00	0.00
Pilot Plant-100TPD Generic	PC#1866	1860-600	BioOil	-			-	20%	0.00	0.00	0.00	0.00	0.00	0.00
Pilot Plant-Erie Flooring	PC#1868	1860-600	BioOil	-			-	20%	0.00	0.00	0.00	0.00	0.00	0.00
Pilot Plant-Saskatchewan	PC#1870	1860-600	BioOil				-	20%	0.00	0.00	0.00	0.00	0.00	0.00
Pilot Plant-UMA Engineering	PC#1872	1860-600	BioOil				-	20%	0.00	0.00	0.00	0.00	0.00	0.00
Pilot Plant-BEDCO	PC#1876	1860-600	BioOil				-	20%	0.00	0.00	0.00	0.00	0.00	0.00
Pilot Plant-PT Tel	PC#1880	1860-600	BioOil				-	20%	0.00	0.00	0.00	0.00	0.00	0.00
Pilot Plant-100TPD	PC#1888	1860-600	BioOil	859,687.87	63,233.35		922,921.22	20%	0.00	0.00	0.00	0.00	922,921.22	859,687.87
Total Eqpt/Pilot Plant		Total Equipment		1,640,350.45	63,233.35	-	1,703,583.80		420,662.58	72,000.00	0.00	492,662.58	1,210,921.22	1,219,687.87
Leasehold Improvements		1870-100	LH-Adm	113,058.59	70,453.15	-	183,511.74	5Yr SL	113,058.59	7,045.32	0.00	120,103.91	63,407.84	0.00
Leasehold Improvements		1870-600	LH-BioOil	950.00		-	950.00	5Yr SL	950.00	0.00	0.00	950.00	0.00	0.00
Total Leasehold improvements		Total Leasehold imp		114,008.59	70,453.15	-	184,461.74		114,008.59	7,045.32	0.00	121,053.91	63,407.84	-
TOTAL CAPITAL ASSETS				2,363,319.45	224,101.99	(24,126.25)	2,563,295.19		1,023,840.38	124,508.40	(13,495.26)	1,134,853.52	1,428,441.67	1,339,479.07
											checking	-	-	

Summary of DTC:

	Department	YTD Additions
000	Other	-
100	Admin	90,415.49
150	IR	-
200	Canopco	-
600	BioOil	63,233.35
100	LH-Adm	70,453.15
600	LH-BioOil	-
		224,101.99
	checking	-

G/L #	Cumulative Amort	Prior Period Amort	Current Amortization
1900-000	0.00	0.00	0.00
1900-100	35,784.67	32,802.61	2,982.06
1900-150	161.43	147.98	13.45
1900-200	622.08	570.24	51.84
1900-600	80,894.90	70,000.06	10,894.85
1970-100	7,045.32	6,458.21	587.11
1970-600	0.00	0.00	0.00
	124,508.40	109,979.10	14,529.30
checking	0.00		

Schedule Q1-3

DynaMotive Energy Systems Corp. - Patent Summary
Consolidated Patent Summary
December 31, 2004

Cnd. Co. (1700)		December 31, 2003 Accum. Costs	December 31, 2003 Accum. Amort.	December 31, 2003 Net Book Value	Y-T-D Additions	BV before Amort 31-Dec-04	Y-T-D Amortization	December 31, 2004 Accum. Cost	December 31, 2004 Accum. Amort.	December 31, 2004 Net Book Value	Year Amort. Started	Total Years	Remain. Years
							12						
ECS (DynaPower)	Metal Cl	-	-	-	-	-	-	-	-	-	1995	10	2
Oxide Film	Metal Cl	-	-	-	-	-	-	-	-	-	1995	10	2
Ultra Sonic	Metal Cl	0.00	-	0.00	-	0.00	0.00	0.00	0.00	-	1995	10	2
Trademark DynaPower	Metal Cl	-	-	-	-	-	-	-	-	-	1995	10	2
Trademark DynaSonic	Metal Cl	0.00	-	0.00	-	0.00	0.00	0.00	0.00	-	1995	10	2
Metal #4 Cavitation	Metal Cl	(0.00)	-	(0.00)	-	(0.00)	(0.00)	(0.00)	(0.00)	-	1996	10	3
Total Metal Cleaning		0.00	-	0.00	-	0.00	0.00	0.00	0.00	-			
RTI BioTherm, Energy Eff. Liquifacti	BioOil	397,067.70	96,849.44	300,218.26	25,800.94	326,019.20	27,168.27	422,868.64	124,017.71	298,850.93	2000	16	12
BioOil	BioOil	265.00	-	265.00	-	265.00		265.00	-	265.00			
Increasing Volumetic&Heating Capacit	BioOil	905.93	-	905.93	44.99	950.92		950.92	-	950.92			
Efficient Separation of BioOil liquids fi	BioOil	5,078.90	-	5,078.90	172.40	5,251.30		5,251.30	-	5,251.30			
Fertilizer TM	BioOil	10,404.95	-	10,404.95	-	10,404.95		10,404.95	-	10,404.95			
Animal Feeds Modify	BioOil	872.92	-	872.92	-	872.92		872.92	-	872.92			
Total BioOil		414,595.40	96,849.44	317,745.96	26,018.33	343,764.29	27,168.27	440,613.73	124,017.71	316,596.02			
Total Cnd. Co.		414,595.40	96,849.44	317,745.96	26,018.33	343,764.29	27,168.27	440,613.73	124,017.71	316,596.02			
	Checking			-		-			0.00	0.00			

DynaMotive Patent Summary
Consolidated
Cummulative by Year

*amortization started 1996

Cnd. Co.		1993	1994	1995
ECS (DynaPower)	Metal Clean	404,455.51	418,670.46	398,621.00
Oxide Film	Metal Clean	4,897.10	64,610.61	101,565.00
Ultra Sonic	Metal Clean			
Trademark DynaPower	Metal Clean		1,403.78	1,977.00
Trademark DynaSonic	Metal Clean		1,099.65	1,644.00
Re Nucor:				
		409,352.61	485,784.50	503,807.00

Schedule Q1-4

West Lorne BioOil Co-Generation LP
Analysis of Built Asset Projects G/L A/C #1860-600
Schedule for 2004

Line No.	Eqpt No.	Description/Vendors	1-Jan-04 C$	Additions in 2004	31-Dec-04 C$
1868 - Erie BioOil Demo Plant					
(A) Estimated Engineering & Construction Costs					
00	**Feed Preparation**				
00-00-9		Grant -SDTC		(3,703,522.40)	(3,703,522.40)
(A) Estimated Engineering & Construction Costs					
01	**Feed Preparation**				
01-10-0	01-01	Raw feed stock diverter gate		20,692.00	20,692.00
01-10-1		Installation of 01-01			
01-11-0	01-02	Raw feed stock silo outfeed screw conveyor		6,370.00	6,370.00
01-11-1		Installation of 01-02			
01-12-0	01-03	Hammermill infeed / reject conveyor		1,606.02	1,606.02
01-13-0	01-04	Metal detector			
01-14-0	01-05	Hammer Mill	76,769.99	194,022.29	270,792.28
01-15-0		Raw Feed Bucket Elevator		12,027.00	12,027.00
01-50-1		General Installation		1,294.00	1,294.00
01-50-2		Material for installation			
01-51-1		Feed prep electrical installation			
01-51-2		Material for feed prep electrical installation			
02	**Feed Transport**				
02-10-0	01-06	Hammer Mill outfeed blower		61,500.00	61,500.00
02-11-0	01-07	Feed stock silo cyclone		32,550.00	32,550.00
02-12-0		degassing system to flare			
02-12-1		installation of degassing system			
02-13-0		feed transport support steel			
02-13-1		installation of feed transport support steel			
03	**Feed System**				
03-10-0	01-08	Feed stock silo	6,299.03	116,402.61	122,701.64
03-11-0		Support steel for feedstock silo			
03-11-1		installation of support steel for silo			
03-12-0	02-01	Feed stock silo outfeed screw - A		7,977.00	7,977.00
03-13-0	02-02	Feed stock silo outfeed screw - B		20,780.50	20,780.50
03-14-0	02-03	Feed stock distribution screw		7,790.00	7,790.00
03-15-0	02-04	Feed stock silo outfeed screw - C			
03-16-0	02-10	Lock bin-A inlet gate valve		4,432.46	4,432.46
03-17-0	02-11	Lock bin-B inlet gate valve		4,432.50	4,432.50
03-18-0	02-12	Lock bin-A c/w Bottom Feed Screw	25,390.36	12,224.60	37,614.96
03-19-0	02-13	Lock bin-B c/w Bottom Feed Screw	25,390.36	12,224.60	37,614.96
03-20-0	02-16	Lock bin-A outlet gate valve		4,432.50	4,432.50
03-21-0	02-17	Lock bin-B outlet gate valve		4,432.50	4,432.50
03-22-0	02-18	Pinch Valve-A		3,509.46	3,509.46
03-23-0	02-19	Pinch Valve-B		3,509.46	3,509.46
03-24-0	02-20	Feed hopper - A c/w Bottom Feed Screw	33,072.94	52,084.31	85,157.25
03-25-0	02-21	Feed hopper - B c/w Bottom Feed Screw	33,072.94	52,084.31	85,157.25
03-26-0	02-24	Sand make-up hopper		19,890.45	19,890.45

Schedule Q1-4

West Lorne BioOil Co-Generation LP
Analysis of Built Asset Projects G/L A/C #1860-600
Schedule for 2004

Line No.	Eqpt No.	Description/Vendors	1-Jan-04 C$	Additions in 2004	31-Dec-04 C$
03-27-0	02-25	Sand make-up feed screw			
04	**Reactor**				
04-10-0	03-01	Reactor	79,870.55	262,538.31	342,408.86
04-11-0		valves and piping for reactor		278,914.00	278,914.00
04-11-1		installation of valves and piping			
04-12-0		insulation for reactor			
04-12-1		instalation of insulation for reactor			
04-13-0		support steel for reactor	24,302.71		24,302.71
04-13-1		installation of support steel for reactor			
05	**Combustion**				
05-10-0	03-02	Reactor burner	136,434.69	494,872.61	631,307.30
05-11-0	03-03	Air blower	707.06	49,033.31	49,740.37
05-12-0	03-03	Propane storage tank		7,909.60	7,909.60
06	**Char System**				
06-10-0	03-04	Primary cyclone - A	2,703.34	56,771.47	59,474.81
06-11-0	03-05	Primary cyclone - B			
06-12-0	03-06	Secondary cyclone - A	2,703.33	27,705.85	30,409.18
06-13-0	03-07	Secondary cyclone - B			
06-14-0		insulation for cyclones			
06-14-1		installation of insulation			
06-15-0	04-01	Primary char hopper	1,232.32	55,391.83	56,624.15
06-16-0	04-02	Secondary char hopper	688.03	74,585.67	75,273.70
06-17-0	04-03	Primary char hopper outfeed screw		17,565.24	17,565.24
06-18-0	04-04	Secondary char hopper outfeed screw		15,382.04	15,382.04
06-19-0	04-10	Char cooling screw-A		14,602.62	14,602.62
06-20-0		insulation of screws			
06-20-1		installation of insulation			
06-21-0	04-11	Char cooling screw-B		14,602.62	14,602.62
06-22-0	04-12	Char gate valve-A		4,225.78	4,225.78
06-23-0	04-13	Char Lock Bin	122.66	37,820.91	37,943.57
06-24-0	04-15	Char bucket elevator		33,304.00	33,304.00
06-25-0	04-16	Char cooling screw-C		10,332.14	10,332.14
06-26-0	04-20	Char storage silo	6,781.80	143,938.07	150,719.87
06-27-0		Char silo support steel			
06-27-1		installation of silo support steel			
06-28-0	04-21	Char storage outlet gate		5,896.00	5,896.00
06-29-0	04-22	Char surge bin isolation valve			
06-30-0	04-23	Char surge bin outlet valve			
06-31-0		Char isolation valve		1,596.09	1,596.09
06-32-0		Char cooling screw-D		14,602.62	14,602.62
07	**BioOil Separation**				
07-10-0	05-01	Quench column	20,559.42	16,243.12	36,802.54
07-11-0	05-02	Bio-oil production tank	75,375.19	(8,412.58)	66,962.61
07-12-0	05-06	Bio-oil recycle pump - Duty	1,373.90	12,815.10	14,189.00
07-13-0	05-07	Basket filter		16,142.74	16,142.74

Schedule Q1-4

West Lorne BioOil Co-Generation LP
Analysis of Built Asset Projects G/L A/C #1860-600
Schedule for 2004

Line No.	Eqpt No.	Description/Vendors	1-Jan-04 C$	Additions in 2004	31-Dec-04 C$
07-14-0	05-08	Bio-oil recycle heat exchanger		18,620.00	18,620.00
07-15-0	05-09	Bio-oil recycle pump - Stand-By	1,373.90	12,815.10	14,189.00
07-16-0	06-01	Electrostatic Precipitator (ESP)	18,968.90	181,015.80	199,984.70
07-17-0	06-02	Recycle gas cooler	13,152.00		13,152.00
07-18-0	06-03	Light ends separator	17,619.80	10,172.95	27,792.75
07-19-0	06-06	Chiller	259.60	41,486.15	41,745.75
07-20-0		General valves and piping		188,851.30	188,851.30
07-20-1		installation of valves and piping		214,471.70	214,471.70
07-21-0		Quench column cleaner		29,230.48	29,230.48
07-50-1		Pyrolysis General installation			
07-50-2		Pyrolysis General installation (material)			
07-51-1		Pyrolysis electrical installation			
07-51-2		Materials for pyrolysis electrical installation			
07-60-1		Site installation of valves and piping		1,360,361.21	1,360,361.21
08	**Recycle Gas System**				
08-10-0	03-09	Comb. air - Recuperator heat exchanger			
08-11-0	03-10	Recycle gas -Superheater heat exchanger			
08-12-0	06-04	Recycle gas compressor	3,849.89	136,533.17	140,383.06
08-13-0	06-05	Recycle gas heat exchanger	1,684.18	62,047.17	63,731.35
09	**BioOil Storage**				
09-10-0	03-08	Reactor burner feed pump		3,639.00	3,639.00
09-11-0	05-03	Bio-oil Storage tank -A	9,735.00	50,516.65	60,251.65
09-12-0	05-04	Bio-oil Storage tank -B	9,735.00	50,525.22	60,260.22
09-13-0		isulation for storage tanks			
09-13-1		installation of insulation			
09-14-0		heat tracing for storage tanks			
09-14-1		installation of heat tracing			
09-15-0	08-01	Gas turbine skid supply pump	654.80	5,893.20	6,548.00
09-16-0	08-05	Future - BioOil Pump for package boiler			
10	**Cooling Water**				
10-10-0	07-01	Water cooler		65,201.43	65,201.43
10-11-0		Piping for water cooler		80,422.54	80,422.54
10-11-1		installation of piping			
10-12-0	07-02	Cooling fluid recirc pump		17,187.95	17,187.95
11	**Power Island**				
11-10-0	08-02	Gas turbine fuel skid		135,820.00	135,820.00
11-11-0	08-03	Gas turbine skid		3,756,846.50	3,756,846.50
11-12-0	08-07	Turbine Inlet - Intake Silencer		142,104.34	142,104.34
11-13-0	08-09	Turbine Skid - Air Intake Ventilation		22,242.23	22,242.23
11-14-0	08-10	Turbine Skid - Air Exhaust Ventilation		42,235.05	42,235.05
11-15-0	08-11	Turbine Skid - Generator Exhaust Ventilation		29,888.73	29,888.73
11-16-0	08-12	Fuel Skid - Air Exhaust Ventilation		4,385.00	4,385.00
11-17-0	08-13	Fuel Skid - Air Intake Ventilation		18,328.00	18,328.00
11-18-0		Diesel tank		18,631.83	18,631.83
11-50-1		Installation of power island		1,842.00	1,842.00
11-50-2		Material for installation of power island		62,930.60	62,930.60

Schedule Q1-4

West Lorne BioOil Co-Generation LP
Analysis of Built Asset Projects G/L A/C #1860-600
Schedule for 2004

Line No.	Eqpt No.	Description/Vendors	1-Jan-04 C$	Additions in 2004	31-Dec-04 C$
11-51-1		Power island electrical installation			
11-51-2		Material for power island electrical installation			
12	**HRSG**				
12-10-0	08-04	Heat recovery steam generator		347,118.00	347,118.00
12-10-3		delivery of HRSG		900.00	900.00
12-11-0	08-06	Future - BioOil Package Boiler			
12-12-0	08-08	Turbine Outlet - Exhaust Silencer		39,963.50	39,963.50
13	**Electrical Equipment and Instrumentation**				
13-10-0		Generator Skid elec.		96,336.59	96,336.59
13-10-1		Installation of gen. skid elec.		21,329.20	21,329.20
13-11-0		BioFuel Skid elec.		36,612.41	36,612.41
13-11-1		Installation of biofuel skid elec.			
13-12-0		Grid tie in elec.	15,059.90	393,274.49	408,334.39
13-12-1		Installation of grid tie in elec.		96,768.73	96,768.73
13-13-0		Instrumentation		304,525.76	304,525.76
13-14-0		Yard lighting			
13-14-1		installation of yard lighting			
13-15-0		MCC and EI panels		213,455.05	213,455.05
13-16-0		Delta V		176,202.78	176,202.78
13-17-0		EI motors not part of vendor supply			
14	**Spark / Fire Protection**				
14-10-0		Feedstock prep. Fire protection		49,999.95	49,999.95
14-10-1		Installation of feedstock fire protection		44,999.98	44,999.98
14-11-0		Pyrolysis plant fire protection		62,000.00	62,000.00
14-11-1		installation of pyrolysis fire protection		60,541.22	60,541.22
14-12-0		Power plant fire protection		31,999.95	31,999.95
14-12-1		Installation of power plant fire protection		9,000.00	9,000.00
15	**Site & Services**				
15-10-0		Geotechnical Survey	3,700.00		3,700.00
15-11-0		Site Survey	2,993.75		2,993.75
15-12-0		Water			
15-12-1		Installation of water		15,635.78	15,635.78
15-13-0		Compressed Air		22,963.51	22,963.51
15-13-1		Installation of compressed air			
16	**Building and Structures**				
16-10-0		Building (insulation value)		309,618.25	309,618.25
16-11-0		Switch gear & syncronizing building			
16-11-1		Installation of switch gear building			
16-12-0		Control room		171,865.05	171,865.05
16-12-1		Installation of control room			
16-13-0		HVAC		75,000.00	75,000.00
16-14-0		Utility Building		6,040.17	6,040.17
17	**Concrete & Foundations & Slabs**				
17-10-0		Feedstock preparation foundation (mat' & instal)		109,784.44	109,784.44

Schedule Q1-4

West Lorne BioOil Co-Generation LP
Analysis of Built Asset Projects G/L A/C #1860-600
Schedule for 2004

Line No.	Eqpt No.	Description/Vendors	1-Jan-04 C$	Additions in 2004	31-Dec-04 C$
17-11-0		Process plant foundation (mat'l & instal)		40,471.89	40,471.89
17-12-0		Power plant foundation (mat'l & instal)		117,270.10	117,270.10
17-13-0		BOP foundation (mat'l and instal)		43,590.77	43,590.77
17-14-0		Infrastructure foundation (mat'l and instal)		95,345.49	95,345.49
17-15-0		Insulation for foundation		9,550.20	9,550.20
17-16-0		Grout allowance			
17-16-1		installation of grout			
17-17-0		Anchor bolts			
17-17-1		installation of anchor bolts			
17-18-0		Second char silo foundation		15,789.50	15,789.50
18	**Project Management, Engineering & Office**				
18-10-0		DynaMotive Project Management	26,482.11		26,482.11
18-11-0		DynaMotive Engineering			
18-12-0		UMA Project Management	139,342.28		139,342.28
18-13-0		UMA Engineering	462,708.87		462,708.87
18-14-0		Project Controls, Disbursement & Travel			
18-15-0		Site Management & Construction			
18-16-0		IMO Study / Hydro One / ESA			
18-17-0		Environmental Permit incl. Engineering	19,320.54		19,320.54
18-18-0		OSHA Related			
18-19-0		TSSA Application for fuel systems			
19	**N2 Generation**				
19-10-0	20-01	Nitrogen generator		1,211.00	1,211.00
19-10-1		Installation of nitrogen generator			
19-11-0	20-02	Nitrogen storage tank			
19-12-0		Filter and blower for lock bin purge system		12,348.26	12,348.26
20	**Miscellaneous**				
20-10-0		Flare Stack		18,950.00	18,950.00
20-10-1		Installation of flare stack		6,636.00	6,636.00
20-11-0		misc. support steel		63,907.08	63,907.08
20-11-1		installation of misc. steel			
20-12-0		misc. sandblasting and painting			
20-12-1		installation of misc. painting			
20-40-1		Mechanical assembly (installation)		511,582.20	511,582.20
20-40-2		Mechanical assembly materials		14,849.85	14,849.85
20-41-1		Shop electrical installation			
20-41-2		material for electrical shop installation			
20-50-1		BOP General installation		681,562.25	681,562.25
20-50-2		BOP General installation materials		11,950.78	11,950.78
20-51-1		BOP electrical installation		934,926.63	934,926.63
20-51-2		Material for BOP electrical installation		13,733.16	13,733.16
20-52-1		General plant insulation		55,724.42	55,724.42
20-60-1		Infrastructure installation			
20-60-2		infrastructure installation materials			
20-61-1		Infrastructure electrical installation		2,304.38	2,304.38
20-61-2		Material for infrastructure electrical installation			
20-70-1		Site specific installation costs		88,912.73	88,912.73

Schedule Q1-4

West Lorne BioOil Co-Generation LP
Analysis of Built Asset Projects G/L A/C #1860-600
Schedule for 2004

Line No.	Eqpt No.	Description/Vendors	1-Jan-04 C$	Additions in 2004	31-Dec-04 C$
CT	**Contingency**				
CT-28-0		Spare Parts		(5,494.30)	(5,494.30)
CT-29-0		Miscellaneous			
(B) Other Costs					
OT-10-0		Spares		5,494.30	5,494.30
OT-11-0		Land costs			
OT-12-0		Financing costs			
OT-13-0		General noise & environmental		215,090.51	215,090.51
OT-14-0		Ramsay profit	300,000.00		300,000.00
OT-15-0		Back charges		(275.00)	(275.00)
OT-16-0		QA/QC lab equipment		17,436.43	17,436.43
OT-17-3		Shipment from Ramsay		170,770.69	170,770.69
OT-18-0		Insurance		84,556.00	84,556.00
OT-21-0		Add. Cost for Orenda/Western Scope		319,847.82	319,847.82
OT-23-0		Electrical delay costs			
OT-24-0		Slow down costs			
OT-25-0		RST credits		(16,513.06)	(16,513.06)
		Balance	1,599,491.14	11,602,835.52	13,202,326.66

Schedule Q3-1

DynaMotive Energy Systems Corp.

EY Adjustment Journal Enties

As at December 31/02

No.			Org Curr	Dr. Cdn$	Cr. Cdn$	Dr. US$	Cr. US$		
			@1.5702						
1	Bank indebtedness-short term			547,315					
	Accounts payable & accrued liabilities			2,276,547					
	Bank indebtedness-long term			3,111,607					
	Other long-term liabilities & deferred			967,196					
	Loan from shareholders			564,866					
	Convertible loan			245,258					
	Cash and term deposits				286				
	Accounts receivable				70,526				
	Capital assets				1,114,431				
	Power purchase agreement				5,564,956				
	Gain on discontinued operations	US$	613,036		962,589				
		US$	4,911,978	7,712,788	7,712,788				
	- to deconsolidate assets and liabilities of BBL due to liquidation							Cdn$	US$
						Net results		1,405,569	895,153
2	Sales			66,647					
	Interest income			17					
	Minority interest			92,997					
	Cost of sale				20,647				
	Amortization				38,999				
	Interest expense				122,081				
	Marketing				24,362				
	Office Supplies, Tel, and insurance				49,289				
	Professional fees				706,116				
	General and administrative salaries & benefits				176,004				
	Exchange (gain)/loss				884,320				
	Discontinued operations	US$	1,185,937	1,862,158					
				2,021,819	2,021,819				
	- to collapse BBL p&l into discontinued operations								
3	Loss on discontinued operations	US$	322,252	506,000					
	Current liabilties				506,000				
	To book guarantee made by Dynamotive of BBL debt - GBP200K @ 2.53								
								Cdn$	US$
						Net loss on BBL		2,368,158	1,508,189

Schedule Q5-1

Dynamotive Energy Systems Corporation

December 31, 2004

Convertible debt issuance analysis

(A) Warrants - Services

The fair value of the warrants to be issued in connection with the Cdn$1,000,000 convertible debenture

Period	2-year Warr #of warrants	EP	Risk Free Rate	Expected Volatility	Expected Life	MP	B-S FV	Debit Y2004	Converted to Cdn$
		US$	%		No. of Yr	US$	US$	US$	Cdn$
Q4/04	500,000	0.490	3.05%	8.27	1	0.49	0.16	81,958	98,743
Total Q4/04	500,000							81,958	98,743